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                             August 26, 2022

       Dato    Sri Liew Kok Leong
       Chairman of the Board and Chief Executive Officer
       ARB IOT Group Ltd
       No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2
       Kuala Lumpur Sentral, 50470 Kuala Lumpur,
       Malaysia

                                                        Re: ARB IOT Group Ltd
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted August
10, 2022
                                                            CIK No. 0001930179

       Dear Dato    Sri Liew Kok Leong:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated July 25, 2022.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Comparability of Historical Results, page 44

   1. We note your response to prior comment 9. Your historical income statements should include all economic
activity arising from your business. Please revise or explain how you concluded that no
additional expenses were incurred by your parent on your behalf before the six months
ended December 31, 2021. For example, tell us what consideration was given to the
treatment of share-based payments and related party transactions, such as common costs and
employee benefits, between you and your parent.
  Dato    Sri Liew Kok Leong
ARB IOT Group Ltd
August 26, 2022
Page 2
Management, page 83

2. We note your response to previous comment 14. Please state here that Dato Sri Liew Kok
      Leong is both the Chief Executive Officer and Executive Director of ARB Berhad.
Notes to the Financial Statements for the Year Ended 30 June 2021
Note 24. Business Combinations, page F-35

3. We reissue and clarify prior comment 16. Please revise to ensure you address each of the applicable disclosure requirements in paragraph B64 of IFRS 3. In this regard, please address the disclosures required in paragraphs (d), (e), (h), (n), (o), and (p). Please be sure that the footnotes to any interim financial statements also include the applicable disclosures.
4. In response to prior comment 17, you indicate that there were no contractual obligation assets available in both companies so there were no intangible assets to be allocated. An intangible asset is identifiable, and should be recognized separately from goodwill, if it meets either the separability criterion or the contractual-legal criterion. Please provide us with a comprehensive accounting analysis addressing how you considered the guidance in paragraphs B31 to B34 of IFRS 3. Your analysis should include, but not be limited to,
      what consideration was given to ARB Agro Tech   s supply agreement with a
Malaysian
      publicly listed company to supply drones to support its business activities as noted from your disclosure on page 73 and referenced in our prior comment.
       You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at 202-551-5997 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                             Sincerely,
FirstName LastName Dato    Sri Liew Kok Leong
                                                             Division of
Corporation Finance
Comapany NameARB IOT Group Ltd
                                                             Office of
Technology
August 26, 2022 Page 2
cc:       Kevin (Qixiang) Sun, Esq.
FirstName LastName